Jupiter Telecommunications Co.,Ltd.
Shiba NBF Tower, 1-1-30 Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
T : +81 3 6765 8100 F : +81 3 6765 8693
www.jcom.co.jp

Form of Transmittal Letter

Rule 12g3-2(b) File No. 82-34800

December 27, 2005

05013618

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd. –
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law
Extraordinary Securities Report dated December 19, 2005. [in Japanese] Source of Requirement: Securities and Exchange Law of Japan.

2. Enclosed herewith please find the copy of the following press releases in English:

(a) J:COM TO REFINANCE EXISTING DEBT THROUGH NEW SYNDICATED LOAN (December 15,2005)

(b) J:COM PHONE TELEPHONY SERVICE TOPS 1 MILLION SUBSCRIBERS (December 15,2005)

(c) NOTICE OF CHANGE OF A MAJOR SHAREHOLDER (December 15,2005)

(d) NOTICE OF CHANGE OF A MAJOR SHAREHOLDER (December 16,2005)

(e) J:COM TO MANAGE SAKURA CABLE TV IN TOKYO (December 20,2005)

(f) JUPITER TELECOMMUNICATIONS TO ACQUIRE MAJORITY STAKE IN KANSAI MULTIMEDIA (December 27,2005)

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8150, fax: +81-3-6765-8094).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,

Koji Kobayashi
IR Officer
IR Office & Treasury Dept.

J:COM

December 15, 2005
FOR IMMEDIATE RELEASE

J:COM to Refinance Existing Debt Through New Syndicated Loan

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today the execution of a new 155 billion Yen syndicated loan facility agreement among J:COM and a consortium of eight banks led by The Bank of Tokyo-Mitsubishi, Ltd., Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corporation.

The proceeds of this syndicated loan will be used to repay, in full, the outstanding secured syndicated loans of J:COM and its subsidiaries. The new loan will be unsecured and the terms, including applicable interest rates, are more favorable for J:COM.

"J:COM's improved business performance and the advantageous market opportunities in front of us enabled us to enter into this new syndicated loan agreement under the terms that are more attractive to J:COM's financial objectives," said Tomoyuki Moriizumi, CEO of J:COM.

Details of New Syndicated Loans

Drawdown Date:	December 21, 2005
Loan Terms:	155 billion Yen facility consisting of a 30 billion Yen five year revolving loan, an 85 billion Yen 5 year amortizing term loan and a 40 billion Yen 7 year amortizing term loan
Interest Rates:	Variable (based on the Tokyo interbank offered rate plus a margin)

Mandated Lead Arrangers:	The Bank of Tokyo-Mitsubishi, Ltd. Mizuho Corporate Bank, Ltd. Sumitomo Mitsui Banking Corporation
Participating Banks:	Development Bank of Japan The Norinchukin Bank The Sumitomo Trust and Banking Co., Ltd. ABN Amro Bank N.V., Tokyo Branch Aozora Bank, Ltd.

About J:COM (http://www.jcom.co.jp/)

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2 million subscribing households (as of November 30, 2005) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 19 managed franchises (as of November 30, 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Sapporo, Kanto, Kansai and Kyushu is approximately 7.3 million (as of September 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media and Microsoft Group. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

December 15, 2005
FOR IMMEDIATE RELEASE

J:COM PHONE TELEPHONY SERVICE TOPS 1 MILLION SUBSCRIBERS

50 Percent Penetration of J:COM PHONE Marks Milestone for J:COM Bundled Package

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced in a preliminary report that subscribers to its J:COM PHONE primary telephony service have exceeded the 1 million household mark as of mid-December. J:COM PHONE is a telephony service that enables subscribers to keep their existing phone numbers without any changes, as well as providing access to public emergency hotline services in Japan. J:COM PHONE's monthly basic fee of JPY 1,330 for its telephony services is less expensive than competitor rates, and the strong value perception with consumers combined with J:COM's bundling strategies have all contributed to boosting J:COM PHONE telephony subscriber numbers.

J:COM began providing fixed telephony service in 1997, and has regularly expanded its service area since then with impressive growth rates to accompany that expansion. Specific J:COM systems are prime examples of how the company has reached the telephony milestone. After launching J:COM PHONE services in April of this year, J:COM Sapporo increased its telephony subscriptions to 15,000 households in seven months. Also, J:COM Higashi Kanto in the Chiba prefecture has J:COM PHONE penetration rates over 20%. J:COM is the only fixed line telephony service provider that has its own access lines and so-called "last mile" connectivity, second only to that of the NTT Group in Japan.

"Among the three services J:COM provides, J:COM PHONE is the most rapidly growing with a 66.9 percent compound growth rate in the period of 2001 – 2004," said Tomoyuki Moriizumi, President and CEO of J:COM. "J:COM's commitment to continually provide high-quality information and entertainment services and to further increase levels of customer satisfaction is evident in the growth of our telephony product and of the J:COM bundle overall. We are very pleased to have reached this milestone, and we look forward to the next one."

In February 2005, J:COM introduced the "Toku-Toku Talk" service, providing subscribers with up to JPY 10,000 per month in free telephone calls between subscribers and a flat rate for other popular telephony services. An abundant lineup of optional services is attracting consumers to J:COM PHONE's offerings, including the popular call waiting "catch call" service, telephone number display

and others. J:COM's community-oriented approach to sales has also contributed to product adoption rates on a local basis, with the J:COM staff of representatives able to explain the advantages directly to customers.

Next spring, J:COM plans to add mobile services to its existing "Triple Play" lineup with a new service package internally dubbed the "Grand Slam," also referred to as a quadruple play package. The addition of a wireless component to the J:COM package of offerings will represent the genuine integration of J:COM's fixed and mobile telecommunication services.

About J:COM (http://www.jcom.co.jp/)

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2 million subscribing households (as of November 30, 2005) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 19 managed franchises (as of November 30, 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Sapporo, Kanto, Kansai and Kyushu is approximately 7.3 million (as of September 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media and others. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

J:COM

December 15, 2005

Notice of Change of a Major Shareholder

Change of a major shareholder occurred as of December 15, 2005.

Details

1. Details of the major shareholder

(1) Seller

(1) Name:	Microsoft Holdings V, Inc.
(2) Address:	One Microsoft Way, Redmond, WA 98052-6399 U.S.A.
(3) Representative:	Agent - Takashi Hirano
(4) Primary Business:	Investment into corporations, etc.

(1) Name:	NikkoCiti Trust and Banking Corporation (Note)
(2) Address:	Citicorp Center, 3-14, Higashi Shinagawa 2-chome, Shinagawa-ku, Tokyo
(3) Representative:	President - Toshio Yokoyama
(4) Primary Business:	Trust business, etc.

(Note) NikkoCiti Trust and Banking Corporation holds shares on behalf of Microsoft Holdings V, Inc. and serves as a trustee. Under the trust agreement, NikkoCiti Trust and Banking Corporation may not vote the trust shares unless the vote relates to certain matters, in which case Microsoft Holdings V, Inc. has the right to instruct the trustee on how to vote the trust shares.

(2) Buyer

(1) Name:	Goldman Sachs International
(2) Address:	Peterborough Court, 133 Fleet Street, London EC4A 2BB UK
(3) Representative:	Patrick J. Ward
(4) Primary Business:	Security broker

2. Number of voting rights (number of shares) and ownership percentage held by the major shareholder before and after the change

Rounding down to the nearest hundredth to calculate percentage

Microsoft Holdings V, Inc.	Number of Voting Rights (Number of Shares)	Voting Percentage
Before	595,027 (595,027.06 shares)	9.35% (9.35%)
After	92,652 (92,652.06 shares)	1.45% (1.45%)

NikkoCiti Trust and Banking Corporation	Number of Voting Rights (Number of Shares)	Voting Percentage
Before	303,500 (303,500.00 shares)	4.77% (4.77%)
After	0 (0.00 shares)	0% (0.00%)

Goldman Sachs International	Number of Voting Rights (Number of Shares)	Voting Percentage
Before	493 (493.00 shares)	0.00% (0.00%)
After	806,368 (806,368.00 shares)	12.67% (12.67%)

3. Date of the change December 15, 2005

4. Total number of voting rights, number of shares outstanding and capital as of today

Total number of voting rights:	6,361,609
Total number of shares outstanding:	6,361,609.74 shares
Capital:	114,391,808 thousand yen

5. Reason of the change

We received notification from Microsoft Holdings V, Inc. that it and NikkoCiti Trust and Banking Corporation sold 805,875 shares to Goldman Sachs International as of December 15, 2005

End

J:COM

December 16, 2005

Notice of Change of a Major Shareholder

Change of a major shareholder occurred as of December 16, 2005.

Details

1. Details of the major shareholder

(1) Name: Goldman Sachs International
(2) Address: Peterborough Court, 133 Fleet Street, London EC4A 2BB UK
(3) Representative: Patrick J. Ward
(4) Primary Business: Security broker

2. Number of voting rights (number of shares) and ownership percentage held by the major shareholder before and after the change

Rounding down to the nearest hundredth to calculate percentage

Goldman Sachs International	Number of Voting Rights (Number of Shares)	Voting Percentage
Before	806,368 (806,368.00 shares)	12.67% (12.67%)
After	493 (493.00 shares)	0.00% (0.00%)

3. Date of the change December 16, 2005

4. Total number of voting rights, number of shares outstanding and capital as of today
   Total number of voting rights: 6,361,609
   Total number of shares outstanding: 6,361,609.74 shares
   Capital: 114,391,808 thousand yen

5. Reason of the change
   We received notification from Goldman Sachs International that it sold 805,875 shares as of December 16, 2005

End

J:COM

December 20, 2005
FOR IMMEDIATE RELEASE

J:COM to Manage Sakura Cable TV in Tokyo

Jupiter Telecommunications to Acquire Shares of Sakura Cable TV

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced its basic agreement with the administration of Sumida Ward, Tokyo, the largest shareholder of Sakura Cable TV Co., Ltd. (Sakura Cable TV) and Sakura Cable TV regarding the transfer of certain shares of Sakura Cable TV. According to a memorandum of understanding entered into among J:COM, Sumida Ward and Sakura Cable TV today, the majority of the shares of Sakura Cable TV owned by the Sumida Ward will be transferred to J:COM, subject to approval at the March 2006 Sumida Ward Council meeting. By acquiring the majority of the 7,300 ordinary shares (representing 46.3% of the total voting rights) and 600 preferred shares owned by Sumida Ward, J:COM will become the largest shareholder of Sakura Cable TV. At the same time, J:COM is also considering the purchase of certain shares held by other shareholders in order to acquire the majority of the voting rights and to participate in the management of Sakura Cable TV.

Sakura Cable TV currently provides services in the Sumida Ward, in the eastern part of the city of Tokyo, and its service areas currently pass approximately 105,000 serviceable households, or "homes passed".

"As one of the core components of our growth strategy, J:COM has been actively pursuing additional investment in strategic assets, including in other cable television operators," said Tomoyuki Moriizumi, President & CEO of J:COM. "While its service area is geographically separate from J:COM's current footprint, the investment in Sakura Cable TV is advantageous for

J:COM because of the area's high population density and the availability of the fully-upgraded cable network. With a relatively small additional investment, we expect to expand our reach and to grow subscriber totals in the area."

Once J:COM's share acquisition has been approved and completed, J:COM plans to leverage its sales and product strengths to provide customers with a variety of service options. "We are hoping to increase Sakura Cable TV's multichannel penetration rate from its current 11 percent to our average of around 25 percent penetration," continued Moriizumi. J:COM also plans to introduce new services and options not currently offered by Sakura Cable, such as primary telephony service, Video On Demand (VOD) and the previously announced mobile phone services.

About J:COM (http://www.jcom.co.jp/)

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2 million subscribing households (as of November 30, 2005) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 19 managed franchises (as of November 30, 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Sapporo, Kanto, Kansai and Kyushu is approximately 7.3 million (as of September 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media and others. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Appendix

1. Purpose of Share Acquisition

As part of the growth strategy for the Jupiter Telecommunications Group, J:COM will acquire certain issued shares of Sakura Cable TV in order to provide J:COM services in Tokyo's densely populated Sumida Ward.

2. Company Profile -- Sakura Cable TV

(1) Company name: Sakura Cable TV Co., Ltd.

(2) Business operations: Cable Television operations, telecommunications (Internet access), music broadcasting and FM broadcast operations using cable television broadcasting facilities, etc.

(3) Established: February 21, 1990

(4) Headquarters: 5-38-13 Higashi Mukoujima, Sumida-ku, Tokyo

(5) Representative: Atsuyuki Ide, President

(6) Paid-in capital: ¥1,588.9 million

(7) Employees: 20 (as of March 31, 2005)

(8) Ownership (by voting rights): Sumida Ward, 46.3%; Sakata Construction Co., Ltd, 15.2%; Kandenko Co., 3.8%; Tokyo Higashi Shinyo Kinko, 3.3%; others, 31.4%.

(9) Shares issued: 15,778 ordinary, 800 preferred

(10) Fiscal year end: March 31

(11) Business results of most recent fiscal year (unit: ¥1 million):

	Year ended Mar. 31, 2004	Year ended Mar. 31, 2005
Revenue	1,009	991
Operating income	260	208
Ordinary income	233	184
Net income	223	119
Total assets	1,920	1,819
Capital stock	(881)	38
Dividend per share	0	0

Note: Amounts below one million Yen have been rounded down.

3. Seller

(1) Name: Sumida Ward

(2) Representative: Mayor Noboru Yamazaki

(3) Address: 1-23-20 Azumabashi, Sumida-ku, Tokyo

4. Details and Date of Transfer

(1) J:COM will acquire the majority of shares owned by Sumida Ward. While the exact number of shares has yet to be determined, J:COM will replace Sumida Ward as the largest shareholder.

(2) Date of transfer is scheduled for April 2006 (subject to approval by the Sumida Ward Council)

5. Schedule

December 20, 2005: Execute of memorandum of understanding.

March 2006: Execute share transfer agreement. (subject to approval by the Sumida Ward Council during its March 2006 council meeting)

April 2006: Transfer of shares

6. Effect on Business Results

There will be no impact on J:COM's business results for this period. Sakura Cable TV is not scheduled to become a consolidated subsidiary of J:COM until after April 2006.

J:COM

RECEIVED
2005 DEC 30 A 11: 09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 27, 2005
FOR IMMEDIATE RELEASE

Jupiter Telecommunications to Acquire Majority Stake in Kansai Multimedia

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM, JASDAQ code: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today that it will acquire a majority stake in Kansai Multimedia Service Company (KMS), a cable Internet service provider based in Osaka. The transaction will take effect January 6, 2006, when J:COM will acquire a total of 14,900 shares (37.25% of the 40,000 total outstanding shares) of KMS from the Kansai Electric Power Group and Sumitomo Corporation. After the transfer of these shares, J:COM's stake in KMS will increase from 25.75% to 63.00%, making the company a consolidated subsidiary of J:COM.

Founded in 1998 with Kansai Electric Power Co., Ltd., Matsushita Electric Industrial Co., Ltd., Sumitomo Corporation and J:COM as the major shareholders, KMS provides cable Internet services in partnership with local cable operators in the Kansai region under the ZAQ brand name, which it will retain after the transaction with J:COM is completed. After the transaction is completed, the Kansai Electric Power Group and Matsushita Electric Industrial will continue to be involved in the management of KMS as shareholders having a 20.00% and 10.00% stake in the company respectively.

J:COM's cable systems provide high-speed Internet access services together with KMS in the Kansai region and with @NetHome Co., Ltd., a wholly- owned subsidiary of J:COM, in other regions.

"With KMS as a consolidated subsidiary of J:COM, we will be able to take advantage of the synergies created by having two major cable ISPs as part of the J:COM group," said Tomoyuki

Moriizumi, President and CEO of J:COM. "This will allow us to pursue operational synergies through joint effort by those two companies for content development, backbone procurement and the launch of new businesses." *(LaRae: We put this sentence back in here to keep consistency with the J release.)*

About J:COM (http://www.jcom.co.jp/)

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving over 2 million subscribing households (as of November 30, 2005) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is the corporate entity that provides cable television, high-speed Internet access and telephony services to customers through 19 managed franchises (as of November 30, 2005) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchises in Sapporo, Kanto, Kansai and Kyushu is approximately 7.3 million (as of September 30, 2005). J:COM's principal shareholders are LMI/Sumisho Super Media and others. J:COM is a public company, trading on the JASDAQ stock exchange under code 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Appendix

1. Reasons for Share Acquisition

J:COM will acquire 12,300 shares (of the 40,000 total shares outstanding) in the Kansai Multimedia Service Company (KMS) currently held by the primary shareholder Kansai Electric Power and its group companies, as well as 2,600 shares held by Sumitomo Corporation. As a result, J:COM's stake in KMS will increase from 25.75% to 63.00%, making the company a consolidated subsidiary of J:COM. After this transaction, J:COM will have both KMS and @NetHome, two major cable ISPs, as part of its consolidated group of companies, enabling J:COM to pursue synergies in content development, backbone procurement and the launch of new businesses.

2. Profile of Kansai Multimedia Service Company

(1) Company name: Kansai Multimedia Service Company

(2) Business operations: Telecommunications operations as provided for under the "Telecommunications Business Law"; including the development, manufacture, sale, maintenance and leasing of telecommunications equipment; contracting for engineering work in telecommunications and related equipment; development, production, sale, maintenance and leasing of software for telecommunications: sales of telecommunications equipment and mail order businesses conducted using the Internet and other networks, etc.

(3) Established: April 23, 1998

(4) Headquarters: Nakanoshima Center Building 19F, 6-2-27, Nakanoshima, Kita-ku, Osaka City

(5) Representative: Tetsuo Imagawa, Representative Director and President

(6) Paid-in Capital: JPY2 billion

(7) Employees: 74 (as of March 31, 2005)

(8) Ownership: 50.75% of shares owned by the Kansai Electric Power Group (of which, 38.75% by Kansai Electric Power Co., Inc., 5.00% by K-Opticom Corporation, 7.00% by others), 25.75% by Jupiter Telecommunications Co., Ltd., 10.00% by Matsushita Electric Industrial Co., Ltd., 6.50% by Sumitomo Corporation, 2.50% by KDDI Corporation and 4.50% by others

(9) Shares outstanding: 40,000

(10) Fiscal year end: March 31

(11) Primary offices: Nakanoshima Center Building 19F, 6-2-27, Nakanoshima, Kita-ku, Osaka City

(12) Business results of most recent fiscal year (JPY in millions, except per share amounts):

	Year ended Mar. 31, 2004	Year ended Mar. 31, 2005
Revenue	6,192	6,380
Gross profit on sales	2,814	3,270
Operating income	922	1,037
Ordinary income	928	1,045
Net income	414	596
Total assets	3,688	4,270
Capital stock	2,721	3,118
Dividend per share	5,000	5,000

Note: Amounts below one million Yen have been rounded down.

3. Sellers:

	Kansai Electric Power	K-Opticom	Sumitomo Corporation
1.Company name	Kansai Electric Power Co., Inc.	K-Opticom Corporation	Sumitomo Corporation
2. Representative	Shosuke Mori, Representative Director and President	Tadao Tanabe, Representative Director and President	Motoyuki Oka, Representative Director and President
3. Headquarters	3-6-16, Nakanoshima, Kita-ku, Osaka City	Umeda UN Building, 5-14-10, Nishi-tenma, Kita-ku, Osaka City	Harumi Island Triton Square Office Tower Y, 1-8-11, Harumi, Chuo-ku, Tokyo
4. Primary Business operations	Electric power generation and electricity supply, etc.	Telecommunications service and facility operations	All types of commercial transactions including purchase, sale, distribution and marketing of metals, machinery, electronics, resources & energy, chemicals, textiles, foodstuffs and food products and consumer goods

4. Details and Date of Transfer

(1) Details: J:COM will acquire 10,300 shares from Kansai Electric Power Co., Inc., the current primary shareholder; 2,000 shares from K-Opticom Corporation, its group company, and 2,600 shares from Sumitomo Corporation.

(2) Date: January 6, 2006 (scheduled)

5. Shareholder Voting Rights of Company and Percentage Before and After Transfer:

	Before	After
(1) Voting rights held by J:COM:	10,300	25,200
(Shares held by J:COM):	10,300	25,200
(2) Total number of voting rights:	40,000	40,000
(Shares outstanding):	40,000	40,000
(3) Percentage of total voting rights:	25.75%	63.00%
(Percentage of shares outstanding)	25.75%	63.00%

6. Schedule

January 6, 2006: Shares to be transferred (scheduled)

7. Effect on business results:

There will be no impact on J:COM's business results for this period, as KMS is expected to become a consolidated subsidiary of the company in January 2006.